

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

> **Re: EOG Resources, Inc.**
> **Form 8-K Filed February 13, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-09743**

Dear Mr. Driggers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 13, 2013

1.   We note that you present non-GAAP measures in your filing which include offsetting adjustments for the total gain on commodity derivative contracts and the realized gain on commodity derivative contracts (i.e., to eliminate the unrealized gains / losses associated with commodity derivative transactions). The stated purpose of these adjustments is for the non-GAAP measures to "reflect actual net cash realized from financial commodity price transactions." Please tell us whether the adjustment for realized gains on commodity derivative contracts is equal to the net cash receipts from / payments for commodity derivatives settled during the period.

Form 10-K for Fiscal Year Ended December 31, 2012

Oil and Gas Exploration and Production – Properties and Reserves, page 24

Acreage, page 24

2.   The disclosure on page 24 indicates that a significant percentage of the Company's net
        undeveloped acreage will expire in 2013, 2014 and 2015. Please tell us the net amounts
        by product type of your December 31, 2012 proved undeveloped oil and gas reserves
        assigned to locations on acreage scheduled to expire in 2013, 2014 and 2015. Also tell us
        if all such proved undeveloped locations are included in a development plan adopted by
        management as of December 31, 2012 indicating that these locations are scheduled to be
        drilled prior to lease expiration.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Oil and Gas Operations, page F-9

3.   We note your policy disclosure stating that unproved properties with individually
        significant acquisition costs are amortized over the lease term. It does not appear that the
        amortization of these types of costs is contemplated by FASB ASC 932-360-35-11.
        Please tell us how your policy complies with the relevant authoritative guidance. In
        addition, please tell us how much amortization expense was recognized during each of
        the last three fiscal years for unproved properties with individually significant acquisition
        costs.

Supplemental Information to Consolidated Financial Statements, page F-32

Oil and Gas Producing Activities, page F-32

4.   Please advise or revise your presentation of net proved developed and undeveloped
        reserves on page F-38 to provide separate disclosure of natural gas liquids reserves as
        required by FASB ASC paragraph 932-235-50-4.

5.   You state on page 47 that natural gas drilling in the United States will be limited to that
        necessary to hold acreage. Please quantity for us the extent to which the 2012 proved
        undeveloped reserves disclosed on page F-38 includes dry gas drilling locations. Affirm
        for us that all such locations will be drilled within five years of their initial disclosure.
        Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in the C&DI issued
        May 16, 2013 in formulating your response.

6.   Please tell us if the standardized measure of discounted future net cash flows disclosed for each of the periods presented on page F-44 includes the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director